UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  0 )*

IAMGOLD CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

450913

(CUSIP Number)

January 7, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		]	Rule 13d-1(b)

[	x	]	Rule 13d-1(c)

[		]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	450913

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DUNDEE BANCORP INC. ("Dundee Bancorp")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of	5.	Sole Voting Power 8,155,320[1] Common Shares

Shares
Beneficially	6.	Shared Voting Power Nil

Owned by
Each	7.	Sole Dispositive Power 8,155,320[1] Common Shares

Reporting
Person With	8.	Shared Dispositive Power Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,155,320[1] Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
N/A

11.	Percent of Class Represented by Amount in Row (9)
5.70%

12.	Type of Reporting Person (See Instructions)

Item 1. (a)  Name of Issuer

  IAMGold Corporation ("IAMGold")

Item 1. (b)  Address of Issuer's Principal Executive Offices

  2820 Fourteenth Avenue, Markham, Ontario L3R 0S9

Item 2. (a)  Name of Person Filing

  Dundee Bancorp

Item 2. (b)  Address of Principal Business Office or, if none, Residence

  40 King Street West, 55th Floor, Toronto, Ontario M5H 4A9

Item 2. (c)  Citizenship

  Canada

Item 2. (d)  Title of Class of Securities

  Common Shares

Item 2. (e)  CUSIP Number

  264901

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)	Amount beneficially owned: 8,155,320[1] Common Shares
(b)	Percent of class: 5.70%
(c)	Number of shares as to which the person has: 8,155,320[1] Common Shares
	(i)	Sole power to vote or to direct the vote 8,155,320[1] Common Shares
	(ii)	Shared power to vote or to direct the vote Nil
	(iii)	Sole power to dispose or to direct the disposition of 8,155,320[1] Common Shares
	(iv)	Shared power to dispose or to direct the disposition of Nil

Item 5.  Ownership of Five Percent or Less of a Class

  N/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    The Dundee Bank, a subsidiary of Dundee Bancorp
    DCC Equities Limited, a subsidiary of Dundee Bancorp

Item 8.  Identification and Classification of Members of the Group

  N/A

Item 9.  Notice of Dissolution of Group

  N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2003

Date

"Lori E. Beak"

Signature

Lori E. Beak: Assistant Secretary

Name/Title

1 Includes 375,800 common shares held in managed accounts through an indirect subsidiary of Dundee Bancorp.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.